ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 27, 2025

(expressed in U.S. dollars)



INDEPENDENT AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as of June 27, 2025 and the related notes (collectively referred to as the "Statement of Financial Condition"). In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Company as of June 27, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

This Statement of Financial Condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Statement of Financial Condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Statement of Financial Condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Financial Condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since June 27, 2008.

Zeifmans LLP

Toronto, Ontario   Chartered Professional Accountants
August 25, 2025   Licensed Public Accountants

201 Bridgeland Avenue | Toronto   zeifmans.ca   Zeifmans LLP is a member of Nexia International,
Ontario | M6A 1Y7 | Canada   T: 416.256.4000   a worldwide network of independent accounting
                                                               and consulting firms.


ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 27, 2025
(with comparative figures as at June 28, 2024)
(expressed in U.S. dollars)

A S S E T S

		2025		2024
CURRENT				
Cash	$	1,877,530	$	1,650,970
Government remittances recoverable		26,684		68
		1,904,214		1,651,038
OTHER				
Deferred income taxes (note 4)		-		4,965
TOTAL ASSETS	$	1,904,214	$	1,656,003

L I A B I L I T I E S

CURRENT				
Income taxes payable	$	20,283	$	-
Due to affiliate		1,202,875		1,067,079
TOTAL LIABILITIES		1,223,159		1,067,079

STOCKHOLDER'S EQUITY

COMMON SHARES (note 5)		738,373		738,373
ADDITIONAL PAID-IN CAPITAL		300,000		300,000
DEFICIT		(357,317)		(449,449)
TOTAL STOCKHOLDER'S EQUITY		681,056		588,924
	$	1,904,214	$	1,656,003

Approved and authorized for issue by the Company's board of directors on August 25, 2025.

Tony.A.Ianni
Digitally signed by Tony.A.Ianni
DN: cn=Tony.A.Ianni,
email=Tony.A.Ianni@ca.ey.com
Date: 2025.08.26 11:53:16 -04'00'
_____ DIRECTOR

Digitally signed by Shane Dunn
DN: cn=Shane Dunn,
email=shane.dunn@parthenon.com
Date: 2025.08.26 10:19:23 -06'00'
Shane Dunn
DIRECTOR

See accompanying notes to statement of financial condition.

(amounts expressed in U.S. dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year-end date was June 27, 2025 and in fiscal 2024 the closest Friday to June 30 fell on June 28, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days. At times the Company maintains balances with financial institutions that are in excess of the Canada Deposit Insurance Corporation limits.

(c) Income taxes -

Income taxes are accounted for under the asset and liability method stipulated by Accounting Standards Codification 740, “Accounting for Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are classified as noncurrent on the accompanying statement of financial position.

Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when, in management’s view, it is more likely than not that such deferred tax will not be utilized. The Company assesses its tax positions in accordance with “Accounting for Uncertainties in Income Taxes” as prescribed by the ASC, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally three years from the later of each return’s due date or the date filed) that remain subject to examination by the Company’s major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2020.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes it has no significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements. .

(d)   Foreign currency remeasurement -

Portions of the Company's balances are denominated in foreign currencies. Assets and liabilities are remeasured to U.S. dollars at the exchange rate in effect at the statement of financial condition date.

(e)   Measurement uncertainty -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas of significant estimate are deferred income taxes, which are subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future year, and allowance for doubtful accounts.

(f)   Recent accounting pronouncements –

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASU 2025-05)", simplifies credit loss calculations by introducing a practical expedient (available to all entities) that allows entities to assume current conditions won't change over an asset's life, removing the need for complex macroeconomic forecasts. Additionally, a new accounting policy election (for non-public business entities) allows these entities to consider post-balance sheet collection activity to estimate expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025. Early adoptions is permitted. The Company's management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of other recently issued standards that are not yet effective will not have a material impact on the Company's financial statements upon adoption.

3.   RELATED PARTY BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year are based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At June 27, 2025, the Company has a net amount payable to EYOCF of $1,202,875 ($1,067,079 at June 28, 2024) and such amounts are included under "Due to affiliate".

The Company also enters into contracts with Member Firms to provide certain services on the Member Firms behalf. The Company uses staff provided by EYOCF to provide such services. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At June 27, 2025 and June 28, 2025, no amounts were receivable from Member Firms.

The balances above are receivable and/or payable on demand and have arisen from the provision of services.

4. INCOME TAXES

Significant components of the Company's deferred tax asset are as follows:

	2025	2024
Non-capital loss carryforwards	$ -	$ 10,203
Foreign currency translation	-	(5,238)
	$ -	$ 4,965

5. SHARE CAPITAL

The Company has an unlimited number of authorized common shares of which 738,373 are issued and outstanding.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 27, 2025, the Company had net capital of $654,372 (2024 - $583,891), which exceeded minimum net capital requirements by $404,372 (2024 - $333,891).

7. RISKS AND UNCERTAINITIES

It is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. The Company limits its cash investments to high-quality financial institutions in order to minimize its credit risk.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 25, 2025, which is the date the accompanying financial statements were available to be issued. No subsequent events were identified that required disclosure.